Mail Stop 3628

                                                                  October 22,
2021

      Lynn J. Good
      Chief Executive Officer
      Duke Energy Carolinas, LLC
      526 South Church Street
      Charlotte, North Carolina 28202-1803

      Karl W. Newlin
      Manager, President, Treasurer and Chief Financial Officer
      Duke Energy Carolinas NC Storm Funding LLC
      526 South Church Street
      Charlotte, North Carolina 28202-1803

                 Re:   Duke Energy Carolinas, LLC
                       Duke Energy Carolinas NC Storm Funding LLC
                       Registration Statement on Form SF-1
                       Filed September 3, 2021
                       File Nos. 333-259314 and 333-259314-01

      Dear Ms. Good and Mr. Newlin:

             We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      Registration Statement on Form SF-1

      General

          1. We note your disclosure on page 82 and elsewhere regarding the conditions of issuance of additional storm recovery bonds by the issuing entity. Please confirm that additional
 Lynn J. Good
Duke Energy Carolinas, LLC
Karl W. Newlin
Duke Energy Carolinas NC Storm Funding LLC
October 22, 2021
Page 2

         issuances of securities issued by the issuing entity will be registered on separate registration statements.

Security for the Storm Recovery Bonds

Pledge of Collateral, page 82

      2. We note that, in addition to the recovery property, property in the collection account and
         all of its subaccounts will also secure the bonds, including    cash,
instruments,
         investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited
         thereto.    Please confirm whether any of the underlying collateral
will consist of
         securities for purposes of Rule 190 under the Securities Act.

Part II     Information Not Required in Prospectus

Item 14. Exhibits, page 2

      3. Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

         Please contact Arthur Sandel at (202) 551-3262 with any other questions.

                                                               Sincerely,

                                                               /s/ Michelle
Stasny

                                                               Michelle Stasny
                                                               Special Counsel
                                                               Office of
Structured Finance


cc:      Adam O   Brian, Esq., Hunton Andrews Kurth LLP
         Michael Fitzpatrick, Esq., Hunton Andrews Kurth LLP